UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2018

or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to
Commission File Number 1-01520

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aerojet Rocketdyne Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aerojet Rocketdyne Holdings, Inc.
222 N. Pacific Coast Highway, Suite 500
El Segundo, California 90245

Aerojet Rocketdyne Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2018 and 2017
and for the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Aerojet Rocketdyne Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Aerojet Rocketdyne Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP
San Francisco, California
May 30, 2019

We have served as the Plan’s auditor since 2017

Aerojet Rocketdyne Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value (Note 3)	$825,648,010	$857,455,106
Receivables:
Company contributions (Note 1)	—	40,483
Participant contributions	—	90,156
Notes receivable from participants	15,062,141	14,261,628
Total receivables	15,062,141	14,392,267
Total assets	840,710,151	871,847,373
Liabilities
Administrative expenses payable	417,417	296,991
Net assets available for benefits	$840,292,734	$871,550,382

See accompanying notes to the financial statements.

Aerojet Rocketdyne Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2018
Additions
Contributions:
Participant	$54,655,835
Company (Note 1)	22,149,136
Rollovers	8,297,491
Total contributions	85,102,462
Investment loss:
Dividends and interest	30,348,011
Net depreciation in fair value of investments	(66,251,328)
Total investment loss	(35,903,317)
Interest income on notes receivable from participants	671,669
Total additions	49,870,814
Deductions
Benefits paid to participants	80,347,794
Administrative expenses (Note 1)	780,668
Total deductions	81,128,462
Net decrease during the year	(31,257,648)
Net assets available for benefits
Beginning of year	871,550,382
End of year	$840,292,734

See accompanying notes to the financial statements.

Aerojet Rocketdyne Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

1. Description of the Plan

The following description of the Aerojet Rocketdyne Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Aerojet Rocketdyne Holdings, Inc. (the “Company” or the “Plan Administrator”) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan consists of distinct provisions for the following two groups: (i) represented employees in Sacramento, California, represented employees in Canoga Park, California, represented employees in West Palm Beach, Florida, and all non-represented employees and (ii) represented employees in Carlstadt, New Jersey.

Contributions

Represented Employees in Sacramento, California, Represented Employees in Canoga Park, California, Represented Employees in West Palm Beach, Florida, and all Non-Represented Employees

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, or as after-tax Roth Contributions, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions and Roth Contributions are subject to annual limits specified under the Internal Revenue Code (the “Code”). Roth Contributions are aggregated with pre-tax contributions for the purpose of applying the annual limit. The Company makes matching contributions in cash equal to 100% of the first 3% of the participant’s eligible compensation contributed and 50% of the next 3% of the eligible compensation contributed. The Company, from time to time, may make discretionary contributions to the accounts of a designated class of participants, subject to satisfying applicable Code limitations and nondiscrimination testing. Investments are participant-directed. Participants may elect to direct both employee contributions and the Company’s matching contributions into any of the Plan’s investment alternatives except for Aerojet Rocketdyne Holdings Stock Fund (the “Company Stock Fund”). Participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Represented Employees in Carlstadt, New Jersey

Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, or as after-tax Roth Contributions, from 1% up to 50% of their eligible compensation as defined by the Plan. Contributions must be made in 1% increments. Pre-tax contributions and Roth Contributions are subject to annual limits specified under the Code. Roth Contributions are aggregated with pre-tax contributions for the purpose of applying the annual limit. The Company makes matching contributions in cash equal to 100% of the first 3% of participant's eligible compensation contributed and 50% of the next 3% of the eligible compensation contributed but no less than $100 per month per participant. The Company, from time to time, may make discretionary contributions to the accounts of a designated class of participants, subject to satisfying applicable Code limitations and nondiscrimination testing. Investments are participant-directed. Participants may elect to direct both employee contributions and the Company’s contributions into any of the Plan’s investment alternatives except for the Company Stock Fund. Participants may also make rollover contributions to the Plan of amounts distributed from other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contributions, and net earnings or losses associated with the participant’s investment election. Each participant’s account is also charged with an allocation of certain administrative expenses. Allocations of expenses are generally based on each participant’s account balance in proportion to all participants’ account balances.

Vesting

A participant’s interest in employee contributions, the Company’s contributions, and rollover contributions, if any, are vested at all times.

Forfeited Accounts

Forfeited balances are used to either reduce the cash payment of the Company’s matching contributions, or to offset administrative expenses. Unallocated forfeited balances as of December 31, 2018, and 2017 were less than $0.1 million.

Notes Receivable from Participants

Eligible participants may borrow from their Plan accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by the participant’s highest aggregate loan balance in the previous 12 months. Eligible participants may have up to two loans outstanding at any given time. Account balances attributable to the Company’s matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate at time of issuance. Principal and interest are paid ratably through payroll deductions. The outstanding balance of a loan may be paid at any time before the end of the term of the loan. Upon termination of employment with the Company, participants may elect to continue making loan payments through automatic direct debits from his or her personal bank account if a total distribution has not been taken from the Plan account. A default will be deemed to have occurred if any loan payment has not been made within 90 days of when the payment is due to be paid by the participant. Participants who do not elect to repay an outstanding loan through direct debits have 90 days to repay outstanding loan balances. After 90 days, outstanding loan balances are treated as a distribution from the Plan and may have tax consequences to the participant.

In-Service Withdrawals

For the Company’s matching contributions made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares in each investment fund. In-service withdrawals are not allowed for the Company’s matching contributions made after December 31, 2003. In-service withdrawals for participant contributions are allowed in certain circumstances in accordance with the Plan.

Payment of Benefits

Distribution of the vested value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon reaching age 59½, termination of employment, financial hardship, or death.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are charged to participants originating such transactions. The cost of recordkeeping services provided by Fidelity Investments (“Fidelity”) is fixed based on the number of accounts in the Plan. All recordkeeping fees and other expenses chargeable to the Plan are allocated pro rata to participants based on account balance. All other expenses, such as loan set up fees, loan maintenance fees, short term fees, and overnight fees, relating to participants’ transactions are deducted from those participants’ accounts as transactions occur.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. The accrued, but unpaid interest was not material and was not reflected in notes receivable from participants as of December 31, 2018, and 2017. No allowance for credit losses has been recorded as of December 31, 2018, or 2017. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan documents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator, who is a fiduciary of the Plan, to make estimates, assumptions, and valuations that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded when paid.

3. Fair Value

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2018, and 2017.

Registered Investment Companies

The shares of registered investment companies are invested in mutual funds which are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1 investments.

Common Stock

The Company’s common stock held in the Company Stock Fund is stated at fair value as quoted on a recognized securities exchange and valued at the last reported sales price on the last business day of the Plan year and is classified as Level 1 investments.

Short-term Securities

Short-term securities are comprised of money market funds which are valued at quoted market prices in an exchange and active markets, and are classified as Level 1 investments.

Participant-directed Brokerage Accounts

Participant-directed brokerage accounts primarily hold registered investment companies, common stocks, exchange-traded funds (“ETFs”), cash, U.S. government bonds, and corporate bonds. Registered investment companies, common stocks, and ETFs are classified as Level 1 investments. Cash is primarily held in Fidelity cash reserves and certificates of deposit, and is classified as Level 1 investments. U.S. government bonds and corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities and classified as Level 2 investments.

Common/collective Trusts (“CCTs”)

CCTs are fair valued at the reported NAV of units of a collective trust and included as a reconciling item to the fair value tables below. There is no restriction in place with respect to the daily redemption of the CCTs held by the Plan and there are no unfunded commitments.

As of December 31, 2018, and 2017, the Plan’s investments measured at fair value were as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
December 31, 2018
Registered investment companies	$579,521,963	$—	$—	$579,521,963
Common stock	40,090,366	—	—	40,090,366
Short-term securities	1,146,232	—	—	1,146,232
Participant-directed brokerage accounts	48,574,480	394,489	—	48,968,969
Total investments at fair value	$669,333,041	$394,489	$—	$669,727,530
Investments measured at NAV
CCTs				155,920,480
Total investments				$825,648,010

December 31, 2017
Registered investment companies	$614,927,276	$—	$—	$614,927,276
Common stock	41,304,931	—	—	41,304,931
Short-term securities	986,127	—	—	986,127
Participant-directed brokerage accounts	48,296,419	60,000	—	48,356,419
Total investments at fair value	$705,514,753	$60,000	$—	$705,574,753
Investments measured at NAV
CCTs				151,880,353
Total investments				$857,455,106

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (the “IRS”) dated June 27, 2017, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS and/or Department of Labor.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

6. Related Party Transactions

Aerojet Rocketdyne Holdings, Inc. Common Stock

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During the year ended December 31, 2018, the Plan made sales of $6.2 million of the Company’s common stock. The Plan made purchases of $0.1 million of the Company’s common stock during the Plan Year to maintain the target cash percentage of the Company Stock Fund. Effective April 15, 2009, the Company Stock Fund was closed to new investments. At December 31, 2018, and 2017, the Plan held 1,137,961 and 1,323,876 shares of the Company’s common stock, respectively, through the Company Stock Fund, representing 5% of the total net assets of the Plan at the end of both years.

Funds Managed by Fidelity

Certain Plan investments are shares of funds managed by Fidelity, the holding company of Fidelity Trust. Fidelity Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were deducted from the NAV of shares of funds held by the Plan. The funds’ operating expense ratios ranged from 0.42% to 0.60% based on the funds’ most recent prospectuses.

Revenue Credit Account with Fidelity Trust

During the year ended December 31, 2018, the Plan received revenue credits of $0.2 million from the investment funds managed by Fidelity. All revenue credits are allocated back to participant accounts, quarterly, based on the ratio of each participant’s average daily balance in a fund generating revenue credits during the quarter to the total average daily balances for all eligible participants in such fund during the quarter. The allocation is used to purchase whole and fractional shares of investments in the eligible participant accounts.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

Supplemental

Schedule

Aerojet Rocketdyne Retirement Savings Plan
EIN 34-0244000, Plan #334
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)**
December 31, 2018

(a) Party in interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Vanguard Institutional Index Fund Institutional Plus Shares	Registered investment company	$95,859,121
	Vanguard Extended Market Index Fund Institutional Shares	Registered investment company	15,335,900
	Vanguard Total International Stock Index Fund Institutional Shares	Registered investment company	8,812,395
	Vanguard Total Bond Market Index Fund Institutional Shares	Registered investment company	13,908,345
	Brown Advisory Small-Cap Growth Fund Institutional Shares	Registered investment company	19,257,243
	Victory Sycamore Small Company Opportunity Fund Class I	Registered investment company	12,719,536
	American Beacon Large Cap Value Fund Institutional Class	Registered investment company	23,615,577
	PIMCO Total Return Fund Institutional Class	Registered investment company	30,423,420
*	Fidelity Diversified International K6 Fund	Registered investment company	23,210,660
*	Fidelity Low Priced Stock K6 Fund	Registered investment company	35,204,952
*	Fidelity Mid-Cap Stock Fund Class K	Registered investment company	31,551,552
	American Funds 2010 Target Date Retirement Fund Class R-6	Registered investment company	13,875,896
	American Funds 2020 Target Date Retirement Fund Class R-6	Registered investment company	88,215,420
	American Funds 2030 Target Date Retirement Fund Class R-6	Registered investment company	75,512,622
	American Funds 2040 Target Date Retirement Fund Class R-6	Registered investment company	35,332,412
	American Funds 2050 Target Date Retirement Fund Class R-6	Registered investment company	18,673,384
	American Funds 2015 Target Date Retirement Fund Class R-6	Registered investment company	3,149,880
	American Funds 2025 Target Date Retirement Fund Class R-6	Registered investment company	18,622,619
	American Funds 2035 Target Date Retirement Fund Class R-6	Registered investment company	7,314,336
	American Funds 2045 Target Date Retirement Fund Class R-6	Registered investment company	4,001,156
	American Funds 2055 Target Date Retirement Fund Class R-6	Registered investment company	2,986,513

(a) Party in interest	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	American Funds 2060 Target Date Retirement Fund Class R-6	Registered investment company	1,939,024
*	Fidelity Managed Income Portfolio II - Class 2	Common/collective trust stable value fund	78,679,583
*	Fidelity Growth Company Commingled Pool	Common/collective trust fund	77,240,897
*	Fidelity Treasury Money Market Fund	Money market fund	342,530
*	Fidelity Institutional Cash Portfolio	Money market fund	803,702
	Participant-directed Brokerage Accounts
*	Brokerage Link	Various investments	48,968,969
*	Notes Receivable from Participants	Annual interest rates from 4.25% to 6.25% maturing through 2029	15,062,141
*	Aerojet Rocketdyne Holdings, Inc. Common Stock	Common Stock; 1,137,961 shares	40,090,366
	Total investments		$840,710,151
____________

*	Indicates a party-in-interest to the Plan.

**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Aerojet Rocketdyne Holdings, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AEROJET ROCKETDYNE RETIREMENT SAVINGS PLAN

Date: May 30, 2019	By	/s/ Paul R. Lundstrom
Paul R. Lundstrom
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM